FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
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(1) Press Release, “Dr. Reddy’s Q4 FY11 & FY11 Financial Results,” May 13, 2011.

Press Release
Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q4 FY11 & FY11 Financial Results
Q4 FY11 Revenues at Rs. 20.2 billion ($453 million), YoY growth of 23%
Q4 FY11 Adjusted* Profit after Tax at Rs. 3.1 billion ($69 million), YoY growth of 57%
FY11 Revenues at Rs. 74.7 billion ($1.7 billion), YoY growth of 6%
FY11 Adjusted* Profit after Tax at Rs. 10.8 billion ($242 million), YoY growth of 17%
Hyderabad, India, May 13, 2011: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter and full year ended March 31, 2011 under International Financial Reporting Standards (IFRS).

Key Highlights
•
Consolidated revenues are at Rs. 74.7 billion ($1.7 billion) in FY11 versus Rs. 70.3 billion ($1.6 billion) in FY10, year-on-year growth of 6%. Good and sustained growth across all key formulation markets in FY11.

•	North America revenue growth of 18% in dollar terms and 11 new product launches. Sequential growth of 23% in Q4 FY11 over Q3 FY11 demonstrates the fifth consecutive quarter of sequential growth.

•	Russia revenue growth of 29% in dollar terms, on the back of volume growth and OTC initiatives.

•	India revenue growth of 15%, with sustained growth of key brands and new products introduction.

•	Germany revenue declines 17% in Euro terms, however significant improvement in profitability.
•
Adjusted* EBITDA of Rs. 16.4 billion ($369 million) in FY11, is at 22% of revenues with year-on-year growth of 4%. Adjusted* EBITDA for Q4 FY11 at Rs. 4.7 billion ($106 million), year-on-year growth of 34%.

•
Adjusted* Profit after Tax for FY11 is at Rs. 10.8 billion ($242 million), is at 14% of revenues with year-on-year growth of 17%. Adjusted* PAT for Q4 FY11 at Rs.3.1 billion ($69 million) year-on-year growth of 57%.

•	During the year, the company launched 135 new generic products, filed 107 new product registrations and filed 56 DMFs globally.
•	During the year, the company forayed into many strategic initiatives. Some of the key ones being:
•	Acquisition of a penicillin facility to fill our portfolio gap in the anti-bacterial segment in the US.

•	Collaboration with Valeant Pharma to market Cloderm® Cream in the dermatology space in the US.

•	Settlement of the ongoing litigation on esomeprazole with Astra Zeneca.
•
The Board of Directors of the Company have recommended a final dividend of Rs. 11.25 (225%) per equity share of Rs. 5/- face value, subject to the approval of shareholders at the ensuing Annual General Meeting.

*Note:
Adjustments to FY10 include non-cash impairment charge of Rs. 8,603 million and betapharm restructuring costs of Rs. 905 million. Adjustments to FY11 include profit from sale of land of Rs. 292 million and benefit of negative goodwill of Rs. 73 million as per IFRS Purchase Price Allocation accounting on account of acquisition.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 44.54
Dr. Reddy’s Laboratories Limited and Subsidiaries

Unaudited Consolidated Income Statement

	FY11			FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	1,677	74,693	100	1,578	70,277	100	6
Cost of revenues	773	34,430	46	762	33,937	48	1
Gross profit	904	40,263	54	816	36,340	52	11
Operating Expenses
Selling, general & administrative expenses	532	23,690	32	505	22,505	32	5
Research and development expenses	114	5,060	7	85	3,793	5	33
Write down of intangible assets	—	—	0	78	3,456	5	—
Write down of goodwill	—	—	0	116	5,147	7	—
Other operating expenses / (income)	(25)	(1,115)	(1)	(13)	(569)	(1)	96
Total Operating Expenses	620	27,635	37	771	34,332	49	(20)
Results from operating activities	284	12,628	17	45	2,008	3	529
Finance expenses / (income)	4	189	0	0	3	0	—
Share of profit/(loss) of equity accounted investees	0	3	0	1	48	0	(94)
Profit before tax	279	12,443	17	46	2,053	3	506
Income tax (expense) / income	(31)	(1,403)	(2)	(22)	(985)	(1)	42
Profit after tax	248	11,040	15	24	1,068	2	934
Diluted EPS	1.5	65.0		0.1	6.3

Note:	(a)	Forex loss of Rs. 57 million ($1 million) in FY11 as against forex gain of Rs. 72 million ($2 million) in FY10.

	(b)	Depreciation of Rs. 2,961 million ($66 million) in FY11 as against Rs. 2,681 million ($60 million) in FY10.

	(c)	Amortization of Rs. 1,186 million ($27 million) in FY11 as against Rs. 1,479 million ($33 million) in FY10.

FY11 Adjusted PAT Reconciliation	(in millions)

	FY11		FY10
Particulars	($)	(Rs.)	($)	(Rs.)
PAT	248	11,040	24	1,068
Adjustments:
Write down of Intangible assets	—	—	78	3,456
Write down of Goodwill	—	—	116	5,147
betapharm restructuring costs	—	—	20	905
Profit on sale of land (included in Other Income)	(7)	(292)	—	—
Negative goodwill (benefit included in Other Income)	(2)	(73)	—	—
Tax effect on above	2	88	(31)	(1,362)
Adjusted PAT	242	10,762	207	9,214

Segmental Analysis
Global Generics
Revenues from Global Generics segment are at Rs. 53.3 billion ($1.2 billion) in FY11 registering growth of 10% over previous year, led by performance in North America and Emerging Markets. Revenues for Q4 FY11 are at Rs. 14.2 billion ($318 million) registering growth of 27% over previous year.
•	Revenues from North America at Rs. 19.0 billion ($426 million) in FY11 versus Rs. 16.8 billion ($378 million) in FY10. Dollar growth of 18% led by new product launches in the last twelve months.
•	11 new products launched during the year. Some of the key launches being tacrolimus, lansoprazole and fexofenadine pseudoephedrine 180/240 mg.

•	25 products of our prescription portfolio feature among the Top 3 ranks in market shares. (Source: IMS Sales Volumes March 2011)

•	During the year 20 ANDAs were filed. The cumulative ANDA filings as of 31st March, 2011 are 170. A total of 75 ANDAs are pending for approval with the USFDA of which 37 are Para IVs and 10 are FTFs.

•	Revenues for Q4 FY11 at Rs. 5.9 billion ($133 million), growth of 68% largely driven by the new product launch of fexofenadine pseudoephedrine 180/240 mg.
•	Revenues in Russia & Other CIS markets at Rs. 10.9 billion ($244 million) in FY11 versus Rs. 9.1 billion ($205 million) in FY10, year-on-year growth of 19%.
•
Revenues in Russia at Rs. 8.9 billion ($201 million) in FY11 versus Rs. 7.2 billion ($162 million) in FY10, year-on-year growth of 24%, largely driven by volume growth across existing business and new products contribution.

•	Significant growth in OTC portfolio representing 25% of overall portfolio.

•	Dr. Reddy’s year-on-year secondary prescription sales growth stands at 19% versus industry’s growth of 7.5%. (Source: Pharmexpert MAT March 2011)
•	Revenues in Other CIS markets increase by 2% to Rs. 1.9 billion ($43 million) in FY11 versus Rs. 1.9 billion ($42 million) in FY10.
•	Revenues in Russia & Other CIS markets for Q4 FY11 at Rs. 2.7 billion ($60 million) and recorded year-on-year growth of 26%.
•
Revenues in India at Rs. 11.7 billion ($262 million) in FY11 versus Rs. 10.2 billion ($228 million) in FY10, increase of 15% led by volume growth of 11% and contribution from new product launches of 4%.

•	48 new products launched during the year including one biosimilar, darbepoetin alfa under the brand Cresp.

•	Strong growth in biosimilars portfolio representing 5% of overall sales.

•	Revenues for Q4 FY11 at Rs. 2.8 billion ($62 million) recorded a growth of 5%.
•	Revenues from Europe at Rs. 8.4 billion ($189 million) in FY11 versus Rs. 9.6 billion ($216 million) in FY10, decline of 13%.
•	Revenues from Germany decrease by 25% to Rs. 5.5 billion ($123 million) in FY11.
•	Decline of 17% in Euro currency terms largely due to the tender based pricing pressures.
•	Restructuring of betapharm helped significantly in rationalizing the cost structures.
•	Revenues from Rest of Europe grew by 27% to Rs. 3.0 billion ($67 million) in FY11 largely led by growth in out-licensing business.
•	Revenues from Europe for Q4 FY11 at Rs. 2.0 billion ($45 million) recorded decline of 5%.

Pharmaceutical Services and Active Ingredients (PSAI)
Revenues from PSAI are at Rs. 19.6 billion ($441 million) in FY 11 versus Rs. 20.4 billion ($458 million) in FY10 decline of 4% in rupees terms.
•	Modest growth in Active Ingredients business led by new product launches offset by decline in Pharmaceutical Services due to lower customer orders.
•	During the year, 56 DMFs were filed globally, with 19 in US, 7 in Europe and 30 in rest of the markets. The cumulative DMF filings as of Mar 11 are 486.
•	Revenues from PSAI for Q4 FY11 are at Rs. 5.6 billion ($125 million), growth of 13% over previous year largely led by Active Ingredients business.
Income Statement Highlights:
•
Gross profit at Rs. 40.3 billion ($904 million) in FY11, margin of 54% to revenue versus gross profit of Rs. 36.3 billion ($816 million) in FY10, margin of 52% to revenues. This improved margin is largely due to a favorable mix of high margin new products in North America Generics in FY11.

•
Selling, General & Administration (SG&A) expenses including amortization at Rs. 23.7 billion ($532 million) increased by 5% over FY10. This increase was largely due to higher legal expenses in the US, OTC related marketing spend in Russia & CIS and new field force related expenditure in India. This increase is partly offset by the benefit of lower employee related costs in Germany on account of restructuring of betapharm done in FY10.

•
Other Operating Income of Rs. 1,115 million ($25 million) in FY11 versus Rs. 569 million ($13 million) in FY10. The increase in net other income was primarily on account of profit from sale of land of Rs. 292 million. A benefit of Rs. 73 million ($1.6 million) was recorded towards negative goodwill as per IFRS Purchase Price Allocation accounting on account of acquisition.

•	R&D expenses at Rs. 5.1 billion ($114 million) in FY11, increase of 33% over FY10. The increase in R&D expenses is in line with the planned scale up in our R&D activities across all business segments.
•	Finance costs are at Rs. 189 million ($4 million) versus Rs. 3 million in FY10. The change is on account of:
•	Net forex loss of Rs. 57 million ($1 million) versus net forex gain of Rs. 72 million ($2 million) in FY10.
•	Net interest expense of Rs. 199 million ($4 million) in FY11 versus Rs. 123 million ($3 million) in FY10.
•	Profit on sale of investments of Rs. 68 million ($2 million) in FY11 versus Rs. 48 million ($1 million) in FY10.
•	Adjusted* EBITDA of Rs. 16.4 billion ($369 million) in FY11, is at 22% of revenues with year-on-year growth of 4%.
•	Adjusted* EBITDA for Q4 FY11 at Rs. 4.7 billion ($106 million), year-on-year growth of 34%.
•	Adjusted* Profit after Tax for FY11 is at Rs. 10.8 billion ($242 million), is at 14% of revenues with year-on-year growth of 17%.
•	Adjusted* Profit after Tax for Q4 FY11 at Rs.3.1 billion ($69 million), year-on-year growth of 57%.
•	The effective tax rate is at 11% in FY11 versus 20% in FY10. This decline in tax rate reflects the benefit of higher weighted deduction on R&D expenditure granted in 2010 Union Budget of India.
•	Capital expenditure for FY11 is at Rs. 8.8 billion ($198 million).

*Note:
Adjustments to FY10 include non-cash impairment charge of Rs. 8,603 million and betapharm restructuring costs of Rs. 905 million. Adjustments to FY11 include profit from sale of land of Rs. 292 million and benefit of negative goodwill of Rs. 73 million as per IFRS Purchase Price Allocation accounting on account of acquisition.

Appendix 1: Key Balance Sheet Items
(in millions)

	As on 31st Mar 11		As on 31st Mar 10
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	129	5,729	148	6,584
Trade receivables	395	17,615	269	11,960
Inventories	361	16,059	300	13,371
Property, plant and equipment	666	29,642	504	22,459
Goodwill and Other Intangible assets	342	15,246	314	13,973
Loans and borrowings (current & non current) (a)	529	23,572	330	14,695
Trade payables	190	8,480	209	9,322
Equity	1,033	45,990	964	42,915

Note: (a) Includes issue of bonus debentures of Rs. 5,078 million in FY11
Appendix 2: FY11 Revenue Mix by Segment
(in millions)

	FY11			FY10
	($)	(Rs.)%		($)	(Rs.)%		Growth %
Global Generics	1,198	53,340	71	1,091	48,606	69	10
North America	426	18,996		378	16,817		13
Europe	189	8,431		216	9,638		(13)
India	262	11,690		228	10,158		15
Russia & Other CIS	244	10,858		205	9,119		19
RoW	76	3,365		65	2,873		17
PSAI	441	19,648	26	458	20,404	29	(4)
North America	71	3,170		82	3,673		(14)
Europe	158	7,020		149	6,652		6
India	59	2,619		59	2,646		(1)
RoW	154	6,838		167	7,433		(8)
Proprietary Products & Others	38	1,705	3	28	1,267	2	35
Total	1,677	74,693	100	1,578	70,277	100	6
Appendix 3: FY11 Revenue Mix by Geography
(in millions)

	FY11			FY10
	($)	(Rs.)%		($)	(Rs.)%		Growth %
North America	522	23,260	31	478	21,269	30	9
Europe	361	16,058	21	377	16,774	24	(4)
India	321	14,314	19	288	12,808	18	12
Russia & Other CIS	244	10,858	15	205	9,119	13	19
Others	229	10,203	14	231	10,306	15	(1)
Total	1,677	74,693	100	1,578	70,277	100	6

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 44.54
Appendix 4: Q4 FY11 Consolidated Income Statement

	Q4 FY11			Q4 FY10
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	453	20,173	100	369	16,424	100	23
Cost of revenues	207	9,224	46	175	7,784	47	19
Gross profit	246	10,949	54	194	8,640	53	27
Operating Expenses
Selling, general & administrative expenses	138	6,125	30	130	5,811	35	5
Research and development expenses	33	1,491	7	21	953	6	56
Other operating expenses / (income)	(11)	(512)	(3)	(5)	(238)	(1)	115
Total Operating Expenses	160	7,105	35	147	6,526	40	9
Results from operating activities	86	3,844	19	47	2,114	13	82
Finance expenses / (income)	(2)	(72)	(0)	1	26	0	—
Share of profit/(loss) of equity accounted investees	(0)	(4)	(0)	0	20	0	—
Profit before tax	88	3,912	19	47	2,108	13	86
Income tax (expense) / income	(13)	(567)	(3)	(10)	(441)	(3)	29
Profit after tax	75	3,345	17	37	1,667	10	101

Diluted EPS	0.4	19.7		0.2	9.8

Note:	(a)	Forex gain of Rs. 171 million ($4 million) in Q4 FY11 as against forex loss of Rs. 45 million ($1 million) in Q4 FY10.

	(b)	Depreciation of Rs. 787 million ($18 million) in Q4 FY11 as against Rs. 732 million ($16 million) in Q4 FY10.

	(c)	Amortization of Rs. 274 million ($6 million) in Q4 FY11 as against Rs. 269 million ($6 million) in Q4 FY10.

Q4 FY11 Adjusted PAT Reconciliation	(in millions)

	Q4 FY11		Q4 FY10
Particulars	($)	(Rs.)	($)	(Rs.)
PAT	75	3,345	37	1,667
Adjustments:
betapharm restructuring costs	—	—	9	409
Profit on sale of land	(7)	(292)	—	—
Negative goodwill	(2)	(73)	—	—
Tax effect on above	2	88	(3)	(127)
Adjusted PAT	69	3,068	44	1,949

About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company. We fulfill our purpose of providing affordable and innovative medicines through three core businesses: Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products. Our products are marketed globally, with focus on India, US, UK, Germany and Russia.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:
Rajan S at rajans@drreddys.com or on +91-40- 49002445
Note: All discussions in this release are based on unaudited consolidated IFRS financials.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar

Date: May 23, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary